EXHIBIT 99.1

IIJ Announces Full Year and Fourth Quarter Financial Results for the Fiscal Year Ended March 31, 2017

TOKYO, May 15, 2017 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (NASDAQ:IIJI) (TSE:3774) today announced its full year (“FY2016”) and fourth quarter (“4Q16”) consolidated financial results for the fiscal year ended March 31, 2017 (from April 1, 2016 to March 31, 2017).1

Highlights of Financial Results for FY2016
Revenues	JPY157,789 million	(up 12.2% YoY)
Operating Income	JPY5,134 million	(down 16.4% YoY)
Net Income attributable to IIJ	JPY3,167 million	(down 21.6% YoY)

Financial Targets for FY2017
Revenues	JPY176.0 billion	(up 11.5% YoY)
Operating Income	JPY6.5 billion	(up 26.6% YoY)
Net Income attributable to IIJ	JPY4.0 billion	(up 26.3% YoY)
Annual Cash Dividend	JPY27.00 per common share

Overview of FY2016 Financial Results and Business Outlook

“In FY2016, a number of business developments, ranging from cloud, mobile, security and CDN2 carried out in recent years, led to make our business growth fundamentals stronger. Our total revenue hit strong annual growth rate of 12.2%,” said Eijiro Katsu, President and COO of IIJ.

“For cloud, more and more large-scale core enterprise systems of Japanese blue-chips are starting to make visible accumulation. Such projects include service platform for an online-ticketing company, unified business operation platform for a global manufacturing company’s group and local governments’ “Information Security Cloud.” We’ve been also continuously expanding service functions for “IIJ GIO Infrastructure P2 (“GIO P2”)”3 to meet complex cloud demands of Japanese blue-chips. Our FY2016 cloud revenue was JPY15.7 billion and we expect it to increase to JPY18.0 billion in FY2017 with these undergoing transactions and further order accumulation.”

“For mobile, while the competition has been severe, we continue to accumulate subscription mainly through sales partners and MVNE.4 As of March 31, 2017, our total mobile subscription grew to 1.86 million, annual increase of 628 thousand subscriptions. Our mobile revenue also grew by 71.3% year over year to JPY26.7 billion. Our market share among MVNOs on net addition-base in Japan was approx. 24%.5 We’re very excited about becoming Japan’s first full-MVNO service provider6 as it will enable us to develop our own embedded SIMs which is a critical element for IoT7 and preparing service cut-over in 4Q17.”

“As for security, we continue to see strong demands especially for Sandbox and DDoS protection services which led our FY2016 security services revenues to grow by 10.9% year over year. In addition to the existing security services, we launched Security Operation Center services by leveraging our massive network log data and an ability to analyze them. For CDN, we established a joint venture8 with 15 major Japanese broadcasting companies to provide reliable CDN platform. As we expect to be their primary IT provider, we should benefit from their requirement for significantly wide bandwidth.”

“In terms of financial results, FY2016 operating income decreased year over year due to the overall cost increase along with the continuous business investments and a deterioration of SI gross margin.9 However in the latter half, the revenue and income accumulated accordingly with our revised plan announced in November 2016 and SI profitability recovered in 4Q16 by mainly improving the productivity of outsourcing personnel and with the absence of large-scale unprofitable projects.”

“For FY2017, we target the total revenue of JPY176.0 billion, 11.5% annual increase, with continuous expansion of monthly recurring revenue services including mobile, many flagship GIO P2 projects, security and more. With the accumulation of recurring network services revenues and improvement of SI profitability should absorb increasing costs; thus FY2017 operating income should turn to increase to JPY6.5 billion, up by 26.6% year over year,” continued Katsu.

“IT systems requiring IoT and BigData should significantly increase in the middle-to-long term. We believe that the value IIJ can offer as a total platform provider covering, network, cloud, mobile, security, and SI should become significant,” concluded Koichi Suzuki, Founder, Chairman and CEO of IIJ.

______________________

1 Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated.

2 CDN (Contents Distribution Network) is an optimized network to distribute contents such as pictures and videos over Internet.

3 “IIJ GIO Infrastructure P2” was launched in November 2015 as a renewed service platform to further meet Japanese enterprises IT needs are certainly contributing to promote cloud shift. The services offer public and private cloud resources seamlessly and provide closed connectivity between our cloud services to Amazon’s AWS and Microsoft Azure services to meet hybrid and multi cloud systems needs.

4 MVNE (Mobile Virtual Network Enabler) provides business and service infrastructure to MVNOs.

5 Out of 5.9 hundred thousand total net addition for all MVNOs subscription from October to December 2016 in Japan, our net addition was 1.4 hundred thousand, making approx. 24% shares. These figures are according to the report published by the Ministry of Internal Affairs and Communications in March 2017.

6 For details, please refer to our press release titled “IIJ Begins to Engage in a Full MVNO for Enhanced MVNO Business” announced in August 2016.

7 IoT (Internet of Things) enables not only physical objects but also any “things” connected to network to exchange information automatically.

8 JOCDN Inc. which is our equity method investee with a 20% ownership.

9 As we disclosed in our financial target revision for FY2016 (announced in November 2016), low productivity of systems engineers in 1H16 and some unprofitable large-scale projects led to a sharp decline in systems integration profitability.

FY2016 Financial Results Summary

Operating Results Summary
	FY2015	FY2016	YoY Change
	JPY millions	JPY millions	%
Total revenues	140,648	157,789	12.2
Network services	79,296	92,996	17.3
Systems integration (SI)	54,188	57,749	6.6
Equipment sales	3,275	2,994	(8.6)
ATM operation business	3,889	4,050	4.1
Total costs	115,993	132,542	14.3
Network services	64,239	76,387	18.9
Systems integration (SI)	46,226	50,992	10.3
Equipment sales	2,969	2,735	(7.9)
ATM operation business	2,559	2,428	(5.1)
Total gross margin	24,655	25,247	2.4
Network services	15,056	16,609	10.3
Systems integration (SI)	7,963	6,756	(15.2)
Equipment sales	306	260	(15.4)
ATM operation business	1,330	1,622	22.0
SG&A expenses and R&D	18,515	20,113	8.6
Operating income	6,140	5,134	(16.4)
Income before income tax expense	6,193	5,427	(12.4)
Net income attributable to IIJ	4,038	3,167	(21.6)

Segment Results Summary
	FY2015	FY2016
	JPY millions	JPY millions
Total revenues	140,648	157,789
Network services and SI business	137,142	154,126
ATM operation business	3,889	4,050
Elimination	(383)	(387)
Operating income	6,140	5,134
Network service and SI business	5,128	3,854
ATM operation business	1,149	1,438
Elimination	(137)	(157)

We have omitted segment analysis because most of our revenues are dominated by network services and systems integration (SI) business.

FY2016 Revenues and Income

Revenues

Total revenues were JPY157,789 million, up 12.2% YoY (JPY140,648 million for FY2015).

Network services revenue was JPY92,996 million, up 17.3% YoY (JPY79,296 million for FY2015).

Revenues for Internet connectivity services for enterprise were JPY22,634 million, up 28.6% YoY from JPY17,597 million for FY2015, mainly due to an increase in mobile-related services revenues along with an expansion of MVNE business clients’ business transaction.

Revenues for Internet connectivity services for consumers were JPY21,735 million, up 42.5% YoY from JPY15,256 million for FY2015, mainly due to the revenue growth of “IIJmio Mobile Services,” consumer mobile services which offer inexpensive data communication and voice services with SIM cards.

Revenues for WAN services were JPY26,460 million, up 5.1% YoY compared to JPY25,177 million for FY2015.

Revenues for Outsourcing services were JPY22,167 million, up 4.2% YoY from JPY21,266 million for FY2015, mainly due to an increase in security-related services revenues.

Network Services Revenues Breakdown
	FY2015	FY2016	YoY Change
	JPY millions	JPY millions	%
Internet connectivity services (Enterprise)	17,597	22,634	28.6
IP service*1	9,671	9,768	1.0
IIJ FiberAccess/F and IIJ DSL/F	3,077	3,043	(1.1)
IIJ Mobile service (Enterprise)	4,580	9,595	109.5
IIJ Mobile MVNO Platform Service*2	2,063	6,441	212.2
Others	269	228	(15.4)
Internet connectivity services (Consumer)	15,256	21,735	42.5
IIJ	12,719	19,634	54.4
IIJmio Mobile Service*3	11,001	17,109	55.5
hi-ho	2,537	2,101	(17.2)
WAN services	25,177	26,460	5.1
Outsourcing services	21,266	22,167	4.2
Total network services	79,296	92,996	17.3
*1. IP service revenues include revenues from the data center connectivity service.
*2. From 1Q16, the revenue from “IIJ Mobile MVNO Platform Service”, which is included in “IIJ Mobile service (Enterprise),” is disclosed. “IIJ Mobile MVNO Platform Service” provides MVNO platform to our MVNE clients.
*3. From 1Q16, the revenue from “IIJmio Mobile Service” (formerly known as ”IIJmio High Speed Mobile Service” until September 30, 2016), which is included in “Internet connectivity services (Consumer)” provided by IIJ, is disclosed.

Number of Contracts and Subscription for Connectivity Services*1
	as of Mar. 31, 2016	as of Mar. 31, 2017	YoY Change
Internet connectivity services (Enterprise)	510,067	933,496	423,429
IP service (1Gbps-)	367	437	70
IP service (100Mbps-999Mbps)	532	591	59
IP service (-99Mbps)	690	658	(32)
IIJ Data center connectivity service	270	253	(17)
IIJ FiberAccess/F and IIJ DSL/F	75,932	72,605	(3327)
IIJ Mobile service (Enterprise)	431,030	857,903	426,873
IIJ Mobile MVNO Platform Service*2	250,757	582,250	331,493
Others	1,246	1,049	(197)
Internet connectivity services (Consumer)	1,230,600	1,409,259	178,659
IIJ	1,084,295	1,275,875	191,580
IIJmio Mobile Service*3	747,395	951,249	203,854
hi-ho	146,305	133,384	(12,921)
Total contracted bandwidth*4	2,315.9Gbps	2,773.3Gbps	457.4Gbps
*1. Numbers in the table above show number of contracts except for “IIJ Mobile service (Enterprise),” “IIJ” and “hi-ho” which show number of subscriptions.
*2. From 1Q16, the number of subscription for “IIJ Mobile MVNO Platform Service”, which is included in “IIJ Mobile service (Enterprise)”, is disclosed.
*3. From 1Q16, the number of subscription for “IIJmio Mobile Service” (formerly known as ”IIJmio High Speed Mobile Service” until September 30, 2016), which is included in “Internet connectivity services (Consumer)” provided by IIJ, is disclosed.
*4. Regarding IP service, data center connectivity service and IIJ FiberAccess/F and IIJ DSL/F of Internet connectivity services (Enterprise), total contracted bandwidths are calculated by multiplying number of contracts by contracted bandwidths respectively.

SI revenues were JPY57,749 million, up 6.6% YoY (JPY54,188 million for FY2015).

Systems construction revenue, a one-time revenue, was JPY22,626 million, up 7.0% YoY, mainly due to an increase and an expansion of the business transactions. Systems operation and maintenance revenue, a recurring revenue, was JPY35,123 million, up 6.3% YoY, mainly due to an increase in private cloud services’ revenues and an increase of operation and maintenance which was shifted from systems construction projects.

Orders received for SI and equipment sales totaled JPY68,599 million, up 10.5% YoY; orders received for systems construction and equipment sales were JPY26,721 million, up 3.7% YoY and orders received for systems operation and maintenance were JPY41,877 million, up 15.4% YoY.

Order backlog for SI and equipment sales as of March 31, 2017 amounted to JPY41,501 million, up 23.3% YoY; order backlog for systems construction and equipment sales was JPY7,179 million, up 18.1% YoY and order backlog for systems operation and maintenance was JPY34,322 million, up 24.5% YoY.

Equipment sales revenues were JPY2,994 million, down 8.6% YoY (JPY3,275 million for FY2015) mainly due to the fluctuation in sales of devises such as mobile devices.

ATM operation business revenues were JPY4,050 million, up 4.1% YoY (JPY3,889 million for FY2015). As of March 31, 2017, 1,066 ATMs have been placed.

Cost and expense

Total cost of revenues was JPY132,542 million, up 14.3% YoY (JPY115,993 million for FY2015).

Cost of network services revenue was JPY76,387 million, up 18.9% YoY (JPY64,239 million for FY2015). There were an increase in outsourcing-related costs with our mobile infrastructure enhancement along with our mobile-related revenue increase, an increase in circuit-related costs along with our WAN services revenue increase, and an increase in network operation-related costs. Regarding NTT Docomo’s interconnectivity charge for MVNO-related services, the charge based on their FY2015 actual cost was revised in March 2017 and it decreased by 14% (excluding the cost for borrowing SIM cards which arrangement took place during FY2016) year over year. Our estimate of 12% decrease, which rate had been applied to our mobile interconnectivity cost calculation from 1Q16, ended up in line with our initial estimate together with the cost for borrowing SIM. Gross margin was JPY16,609 million, up 10.3% YoY and gross margin ratio was 17.9% compared to 19.0% in FY2015.

Cost of SI revenues was JPY50,992 million, up 10.3% YoY (JPY46,226 million for FY2015). There were an increase in outsourcing-related and personnel-related costs along with an increase of large-scale SI transactions and an increase in network operation-related costs mainly along with the launch of “IIJ GIO Infrastructure P2.” Gross margin was JPY6,756 million, down 15.2% YoY and gross margin ratio was 11.7% compared to 14.7% in FY2015. It was mainly due to profit deterioration resulted from low productivity of systems engineers and the delay in offering some functions of our ASP-type foreign exchange system, especially in 1H16.

Cost of equipment sales revenues was JPY2,735 million, down 7.9% YoY (JPY2,969 million for FY2015) along with the revenue decrease. Gross margin was JPY260 million (JPY306 million for FY2015) and gross margin ratio was 8.7% compared to 9.4% in FY2015.

Cost of ATM operation business revenues was JPY2,428 million, down 5.1% YoY (JPY2,559 million for FY2015). Gross margin was JPY1,622 million (JPY1,330 million for FY2015) and gross margin ratio was 40.1% compared to 34.2% in FY2015.

SG&A and R&D expenses

SG&A and R&D expenses in total were JPY20,113 million, up 8.6% YoY (JPY18,515 million for FY2015).

Sales and marketing expenses were JPY11,432 million, up 8.0% YoY (JPY10,589 million for FY2015) mainly due to increases in sales commission expenses of mobile-related services and advertising expenses.

General and administrative expenses were JPY8,215 million, up 10.0% YoY (JPY7,471 million for FY2015) mainly due to increases in office rent expenses.

Research and development expenses were JPY466 million, up 2.4% YoY (JPY455 million for FY2015).

Operating income

Operating income was JPY5,134 million, down 16.4% YoY (JPY6,140 million for FY2015).

Other income (expenses)

Other income (expenses) was an income of JPY293 million (an income of JPY53 million for FY2015), mainly because of net gain on sales of other investments of JPY217 million (JPY24 million for FY2015), distribution from fund investment of JPY321 million (included in other-net of JPY315 million, JPY209 million for FY2015), dividend income of JPY118 million from other investments (JPY93 million for FY2015), interest expense of JPY304 million (JPY241 million for FY2015) and foreign exchange losses of JPY45 million (JPY71 million for FY2015).

Income before income tax expenses

Income before income tax expenses was JPY5,427 million, down 12.4% YoY (JPY6,193 million for FY2015).

Net income

Income tax expense was JPY2,225 million (JPY2,183 million for FY2015).

Equity in net income of equity method investees was JPY130 million (JPY180 million for FY2015) mainly due to net income of Internet Multifeed Co.

As a result of the above, net income was JPY3,332 million, down 20.5% YoY (JPY4,190 million for FY2015).

Net income attributable to IIJ

Net income attributable to non-controlling interests was JPY165 million mainly related to net income of Trust Networks Inc. (JPY152 million for FY2015).

Net income attributable to IIJ was JPY3,167 million, down 21.6% YoY (JPY4,038 million for FY2015).

FY2016 Balance Sheets and Cash Flows

Balance sheets

As of March 31, 2017, the balance of total assets was JPY137,395 million, increased by JPY19,560 million from the balance as of March 31, 2016 of JPY117,835 million.

As of March 31, 2017, the balance of current assets was JPY63,722 million, increased by JPY10,316 million from the balance as of March 31, 2016 of JPY53,406 million. The major breakdown of current assets was an increase in accounts receivable by JPY3,637 million to JPY27,384 million, an increase in cash and cash equivalents by JPY2,389 million to JPY21,959 million, an increase in prepaid expenses by JPY2,841 million to JPY7,611 million and an increase in inventories by JPY794 million to JPY2,798 million. As of March 31, 2017, the balance of noncurrent assets was JPY73,673 million, increased by JPY9,244 million from the balance as of March 31, 2016 of JPY64,429 million. The major breakdown of noncurrent assets was an increase in property and equipment by JPY5,451 million to JPY39,775 million, an increase in other investments by JPY1,976 million to JPY7,925 million mainly due to an increase in the fair value of available-for-sale securities and increase in prepaid expenses-noncurrent by JPY1,620 million to JPY6,607 million. Other investments as of March 31, 2017, consisted of JPY5,780 million in available-for-sale securities (including JPY5,464 million of strategic shareholdings), JPY1,124 million in nonmarketable equity securities and JPY1,021 million in investments in funds, including some through a trust. As of March 31, 2017, the balance of non-amortized intangible assets was JPY6,220 million, decreased by JPY82 million from the balance as of March 31, 2016 of JPY6,302 million. The major breakdown of non-amortized intangible assets was JPY6,170 million in goodwill and a decrease by JPY81 million to JPY15 million in trademark. The balance of amortized intangible assets, which was customer relationships, was JPY3,036 million, decreased by JPY380 million from the balance as of March 31, 2016 of JPY3,417 million.

As of March 31, 2017, the balance of current liabilities was JPY39,983 million, increased by JPY3,917 million from the balance as of March 31, 2016 of JPY36,066 million. The major breakdown of current liabilities was an increase in accounts payable (trade and other) by JPY1,557 million to JPY16,962 million and an increase in capital lease obligations-current portion by JPY864 million to JPY4,819 million. As of March 31, 2017, the balance of noncurrent liabilities was JPY30,032 million, increased by JPY13,607 million from the balance as of March 31, 2016 of JPY16,425 million. The major breakdown of noncurrent liabilities was an increase in long-term borrowings by JPY8,500 million to JPY8,500 million and an increase in capital lease obligations-noncurrent by JPY2,605 million to JPY10,385 million.

As of March 31, 2017, the balance of total IIJ shareholders’ equity was JPY66,742 million, increased by JPY1,897 million from the balance as of March 31, 2016 of JPY64,845 million. There were an increase in retained earnings by JPY2,041 million to JPY4,512 million, an increase in accumulated other comprehensive income by JPY1,303 million to JPY2,500 million mainly due to an increase the fair value of available-for-sale securities and an increase in treasury stock by JPY1,505 million to JPY1,897 million due to the repurchase of own shares, authorized at the meeting of IIJ’s Board of Directors held on November 4, 2016. IIJ shareholders’ equity ratio (total IIJ shareholders’ equity divided by total assets) as of March 31, 2017 was 48.6%.

Cash flows

Cash and cash equivalents as of March 31, 2017 were JPY21,959 million (JPY19,569 million as of March 31, 2016).

Net cash provided by operating activities for FY2016 was JPY7,368 million (net cash provided by operating activities of JPY12,052 million for FY2015.) There were net income of JPY3,332 million, depreciation and amortization of JPY10,894 million and net cash out flow of JPY7,026 million from changes in operating assets and liabilities. As for changes in operating assets and liabilities, there were an increase in accounts receivable mainly due to revenue growth, an increase in prepaid expenses (including prepaid expenses-noncurrent) and payments in relation to up front payment for software licenses and maintenance cost for service facilities.

Net cash used in investing activities for FY2016 was JPY7,376 million (net cash used in investing activities of JPY8,377 million for FY2015), mainly due to payments for purchase of property and equipment of JPY10,624 million (JPY10,899 million for FY2015) and proceeds from sales of property and equipment, which include sales and leaseback, of JPY3,046 million (JPY2,574 million for FY2015).

Net cash provided by financing activities for FY2016 was JPY2,492 million (net cash used in financing activities of JPY5,201 million for FY2015), mainly due to proceeds from long-term borrowings of JPY8,500 million, proceeds from financing in relation to procurement of software license of JPY1,498 million, principal payments under capital leases of JPY4,820 million (JPY4,194 million for FY2015), payments for purchase of treasury stock of JPY1,505 million and FY2015 year-end and FY2016 interim dividend payments of JPY1,126 million (JPY1,011 million for FY2015).

FY2017 Financial Targets

Our financial targets for the fiscal year ending March 31, 2018 (FY2017) are as follows:

			(JPY in billions)
	Revenues	Operating Income	Income before Income Tax Expense	Net Income attributable to IIJ
1H FY2017 Target	82.4	2.0	2.0	1.1
Full FY2017 Target	176.0	6.5	6.5	4.0

With the continuous expansion of Japanese economy, Japanese enterprises’ ICT-related investment and spending should continuously grow during FY2017. Regarding consumer market in Japan, we expect the inexpensive SIM card services market to further penetrate. Based on these, we expect our operating income to improve with continuous expansion of revenue and gross margin.

We target total revenue of JPY176.0 billion, up 11.5% year over year. We expect both enterprise and consumer mobile services to further increase, cloud-related revenue to reach to JPY18.0 billion, revenue contribution from a large-scale local government’s information security cloud project and other monthly recurring revenue services such as Internet connectivity, outsourcing, WAN and systems operation and maintenance revenue to continuously accumulate.

We target operating income of JPY6.5 billion, up 26.6% year over year. While SG&A expenses such as sales commission, advertisement, and personnel related fees are to increase continuously, we expect network services gross margin continuous expansion and systems integration gross margin improvement, approximately 1 point increase from FY2016, should absorb such increase in SG&A and lead to an operating income increase.

We target income before income tax expense of JPY6.5 billion, up 19.8% year over year.

We target net income attributable to IIJ of JPY4.0 billion, up 26.3% year over year, considering taxes calculated by a normal statutory rate and income of equity method investees and non-controlling interests.

FY2017 Dividend Forecast

Our FY2017 dividend forecast is as follows:

	Interim	Year-end	Full Year
FY2017 Dividend (forecast)	JPY13.50 (forecast)	JPY13.50 (forecast)	JPY27.00 (forecast)
FY2016 Dividend (scheduled)	JPY13.50 (paid)	JPY13.50 (scheduled)	JPY27.00 (scheduled)

FY2016 Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income attributable to IIJ in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	FY2015	FY2016
	JPY millions	JPY millions
Adjusted EBITDA	16,073	16,109
Depreciation and Amortization	(9,922)	(10,894)
Impairment loss on other intangible assets	(11)	(81)
Operating Income	6,140	5,134
Other Income	53	293
Income Tax Expense	2,183	2,225
Equity in Net Income of Equity Method Investees	180	130
Net income	4,190	3,332
Less: Net income attributable to noncontrolling interests	(152)	(165)
Net Income attributable to IIJ	4,038	3,167

CAPEX
	FY2015	FY2016
	JPY millions	JPY millions
CAPEX, including capital leases	14,812	16,531
Acquisition of Assets by Entering into Capital Leases	6,118	8,302
Purchase of Property and Equipment	8,694	8,229

Presentation

Presentation materials will be posted on our web site (http://www.iij.ad.jp/en/ir/) on May 15, 2017.

About Internet Initiative Japan Inc.

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality Internet connectivity services, systems integration, cloud computing services, security services and mobile services. Moreover, IIJ has built one of the largest Internet backbone networks in Japan that is connected to the United States, the United Kingdom and Asia. IIJ listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

Statements made in this press release regarding IIJ’s or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ’s and managements’ current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2016 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ’s actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ’s ability to maintain and increase revenues from higher-margin services such as systems integration and outsourcing services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ’s ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ’s largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ’s filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

Internet Initiative Japan Inc.
Consolidated Balance Sheets (Unaudited)
(As of March 31, 2016 and March 31, 2017)

	As of March 31, 2016	As of March 31, 2017
	Thousands of JPY	Thousands of JPY
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	19,569,095	21,958,591
Accounts receivable, net of allowance for doubtful accounts of JPY 74,229 thousand and JPY 107,684 thousand at March 31, 2016 and March 31, 2017, respectively	23,746,683	27,383,692
Inventories	2,003,573	2,798,054
Prepaid expenses—current	4,769,988	7,610,925
Deferred tax assets—current	1,481,651	1,298,469
Other current assets, net of allowance for doubtful accounts of JPY 15,693 thousand and JPY 15,192 thousand at March 31, 2016 and March 31, 2017, respectively	1,834,951	2,672,008
Total current assets	53,405,941	63,721,739
INVESTMENTS IN EQUITY METHOD INVESTEES	2,979,652	3,150,175
OTHER INVESTMENTS	5,948,741	7,924,914
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of JPY 45,345,543 thousand and JPY 50,566,983 thousand at March 31, 2016 and March 31, 2017, respectively	34,324,150	39,775,444
GOODWILL	6,169,609	6,169,609
OTHER INTANGIBLE ASSETS—Net	3,549,459	3,087,017
GUARANTEE DEPOSITS	3,084,681	3,060,365
DEFERRED TAX ASSETS—Noncurrent	224,316	80,566
NET INVESTMENT IN SALES-TYPE LEASES—Noncurrent	2,444,848	2,047,682
Prepaid expenses—Noncurrent	4,987,193	6,607,437
OTHER ASSETS, net of allowance for doubtful accounts of JPY 61,593 thousand and JPY 61,877 thousand at March 31, 2016 and March 31, 2017, respectively	716,314	1,770,201
TOTAL	117,834,904	137,395,149

	As of March 31, 2016	As of March 31, 2017
	Thousands of JPY	Thousands of JPY
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	9,250,000	9,250,000
Capital lease obligations—current portion	3,954,386	4,818,723
Accounts payable—trade	13,906,703	14,653,065
Accounts payable—other	1,497,767	2,308,790
Income taxes payable	1,078,412	1,075,745
Accrued expenses	2,932,653	2,755,581
Deferred income—current	2,528,885	3,750,542
Other current liabilities	917,300	1,370,661
Total current liabilities	36,066,106	39,983,107
LONG-TERM BORROWINGS	-	8,500,000
CAPITAL LEASE OBLIGATIONS—Noncurrent	7,779,367	10,384,643
ACCRUED RETIREMENT AND PENSION COSTS—Noncurrent	3,581,426	3,532,965
DEFERRED TAX LIABILITIES—Noncurrent	710,055	963,845
DEFERRED INCOME—Noncurrent	3,092,562	3,656,612
OTHER NONCURRENT LIABILITIES	1,261,413	2,993,777
Total Liabilities	52,490,929	70,014,949
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common-stock—authorized, 75,520,000 shares; issued and outstanding, 46,711,400 shares at March 31, 2016 and March 31, 2017, respectively	25,509,499	25,509,499
Additional paid-in capital	36,059,833	36,117,511
Retained earnings	2,471,276	4,511,945
Accumulated other comprehensive income	1,196,669	2,499,700
Treasury stock —758,709 shares and 1,650,909 shares held by the company at March 31, 2016 and March 31, 2017, respectively	(392,070)	(1,896,784)
Total Internet Initiative Japan Inc. shareholders' equity	64,845,207	66,741,871
NONCONTROLLING INTERESTS	498,768	638,329
Total equity	65,343,975	67,380,200
TOTAL	117,834,904	137,395,149

Internet Initiative Japan Inc.
Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited)
(For the fiscal year ended March 31, 2016 and March 31, 2017)

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2016	March 31, 2017
	Thousands of JPY	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (enterprise)	17,597,343	22,633,739
Internet connectivity services (consumer)	15,255,596	21,734,968
WAN services	25,176,730	26,459,697
Outsourcing services	21,265,895	22,167,432
Total	79,295,564	92,995,836
Systems integration:
Systems construction	21,144,677	22,625,753
Systems operation and maintenance	33,043,669	35,122,940
Total	54,188,346	57,748,693
Equipment sales	3,275,220	2,994,449
ATM operation business	3,888,878	4,050,081
Total revenues	140,648,008	157,789,059
COSTS AND EXPENSES:
Cost of network services	64,239,600	76,386,849
Cost of systems integration	46,225,629	50,992,480
Cost of equipment sales	2,968,711	2,735,169
Cost of ATM operation business	2,558,883	2,427,870
Total costs	115,992,823	132,542,368
Sales and marketing	10,588,887	11,431,467
General and administrative	7,470,746	8,214,598
Research and development	455,198	466,319
Total costs and expenses	134,507,654	152,654,752
OPERATING INCOME	6,140,354	5,134,307
OTHER INCOME (EXPENSES):
Dividend income	93,054	117,567
Interest income	27,587	35,259
Interest expense	(241,057)	(303,685)
Foreign exchange gain (loss), net	(71,270)	(45,116)
Net gain on sales of other investments	23,765	216,646
Loss on sales of stocks of an affiliate	-	(12,070)
Impairment of other investments	(14,729)	(30,554)
Other —net	235,630	314,806
Other income —net	52,980	292,853
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	6,193,334	5,427,160
INCOME TAX EXPENSE	2,183,531	2,224,880
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	180,219	129,791
NET INCOME	4,190,022	3,332,071
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(151,740)	(165,561)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	4,038,282	3,166,510

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2016	March 31, 2017
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	45,950,098	45,652,981
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	46,043,383	45,772,470
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	91,900,196	91,305,962
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	92,086,766	91,544,940
BASIC NET INCOME PER SHARE (JPY)	87.88	69.36
DILUTED NET INCOME PER SHARE (JPY)	87.71	69.18
BASIC NET INCOME PER ADS EQUIVALENT (JPY)	43.94	34.68
DILUTED NET INCOME PER ADS EQUIVALENT (JPY)	43.85	34.59

Consolidated Statements of Comprehensive Income (Unaudited)
	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2016	March 31, 2017
	Thousands of JPY	Thousands of JPY
NET INCOME	4,190,022	3,332,071
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Foreign currency translation adjustments	(67,652)	(181,110)
Unrealized holding gain (loss) on securities	(275,952)	1,280,095
Defined benefit pension plans	(394,418)	204,046
TOTAL COMPREHENSIVE INCOME	3,452,000	4,635,102
LESS: COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(155,698)	(165,561)
COMPREHENSIVE INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	3,296,302	4,469,541

Internet Initiative Japan Inc.
Consolidated Statements of Shareholders' Equity (Unaudited)
(For the fiscal year ended March 31, 2016 and March 31, 2017)

	Total equity	Internet Initiative Japan Inc. shareholders' equity						NON CONTROLLING INTERESTS
		Retained earnings (Accumulated deficit)	Accumulated other comprehensive income (loss)	Shares of common stock outstanding	Common stock	Treasury stock	Additional paid-in capital

	Thousands of JPY	Thousands of JPY	Thousands of JPY	Shares	Thousands of JPY	Thousands of JPY	Thousands of JPY	Thousands of JPY
BALANCE, MARCH 31, 2015	62,843,780	(556,162)	1,938,649	46,701,000	25,499,857	(392,070)	36,014,128	339,378
Subsidiary stock issuance	3,692							3,692
Issuance of common stock upon exercise of stock options	10			10,400	9,642		(9,632)
Stock-based compensation	55,337						55,337
Net Income	4,190,022	4,038,282						151,740
Other Comprehensive income (loss), net of tax	(738,022)		(741,980)					3,958
Dividends paid	(1,010,844)	(1,010,844)
BALANCE, MARCH 31, 2016	65,343,975	2,471,276	1,196,669	46,711,400	25,509,499	(392,070)	36,059,833	498,768
Dividends paid to noncontrolling interests	(26,000)							(26,000)
Stock-based compensation	57,678						57,678
Net Income	3,332,071	3,166,510						165,561
Other Comprehensive income (loss), net of tax	1,303,031		1,303,031
Dividends paid	(1,125,841)	(1,125,841)
Payments for purchase of treasury stock	(1,504,714)					(1,504,714)
BALANCE, MARCH 31, 2017	67,380,200	4,511,945	2,499,700	46,711,400	25,509,499	(1,896,784)	36,117,511	638,329

Internet Initiative Japan Inc.
Consolidated Statements of Cash Flows (Unaudited)
(For the fiscal year ended March 31, 2016 and March 31, 2017)

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2016	March 31, 2017
	Thousands of JPY	Thousands of JPY
OPERATING ACTIVITIES:
Net income	4,190,022	3,332,071
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,921,555	10,893,657
Impairment loss on other intangible assets	11,000	81,000
Provision for retirement and pension costs, less payments	200,871	252,825
Provision for allowance for doubtful accounts	48,407	68,300
Gain on sales of property and equipment	(38,219)	(31,809)
Loss on disposal of property and equipment	66,169	170,971
Net gain on sales of other investments	(23,765)	(216,646)
Impairment of other investments	14,729	30,554
Loss on sales of stocks of an affiliate	-	12,070
Foreign exchange loss (gain), net	(51,727)	18,152
Equity in net income of equity method investees, less dividends received	(124,141)	(78,709)
Deferred income tax expense (benefit)	249,115	(94,343)
Others	(12,341)	(44,667)
Changes in operating assets and liabilities:
Increase in accounts receivable	(1,565,857)	(3,751,392)
Decrease in net investment in sales-type lease — noncurrent	98,511	492,530
Increase in inventories	(777,192)	(800,296)
Increase in prepaid expenses	(1,083,665)	(2,859,763)
Increase in other current and noncurrent assets	(1,485,629)	(3,317,968)
Increase in accounts payable	1,760,207	827,792
Increase (decrease) in income taxes payable	579,414	(2,621)
Decrease in accrued expenses	(32,288)	(167,597)
Increase in deferred income—current	418,162	1,257,870
Increase in deferred income—noncurrent	201,897	604,269
Increase (decrease) in other current and noncurrent liabilities	(513,647)	691,442
Net cash provided by operating activities	12,051,588	7,367,692
INVESTING ACTIVITIES:
Purchase of property and equipment	(10,898,533)	(10,623,993)
Proceeds from sales of property and equipment	2,574,449	3,046,189
Purchase of available-for-sale securities	(59,490)	-
Purchase of other investments	(376,067)	(410,587)
Investment in an equity method investee	(338,166)	(99,000)
Proceeds from sales of available-for-sale securities	141,235	-
Proceeds from sales of other investments	808,465	539,389
Payments of guarantee deposits	(348,005)	(50,345)
Refund of guarantee deposits	21,567	92,002
Payments for refundable insurance policies	(56,362)	(56,476)
Refund from insurance policies	10,108	-
Proceeds from subsidies	200,000	200,000
Other	(56,029)	(13,000)
Net cash used in investing activities	(8,376,828)	(7,375,821)

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2016	March 31, 2017
	Thousands of JPY	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months and long-term borrowings	1,550,000	8,550,000
Repayments of short-term borrowings with initial maturities over three months	(1,550,000)	(50,000)
Principal payments under capital leases	(4,194,215)	(4,819,530)
Proceeds from other noncurrent liabilities	-	1,498,306
Repayments of other noncurrent liabilities	-	(30,122)
Proceeds from issuance of subsidiaries stock to noncontrolling interests	3,692	-
Payments for purchase of treasury stock	-	(1,504,714)
Dividends paid	(1,010,844)	(1,125,841)
Other	10	(26,000)
Net cash provided by (used in) financing activities	(5,201,357)	2,492,099

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	2,059	(94,474)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,524,538)	2,389,496
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	21,093,633	19,569,095
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	19,569,095	21,958,591

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	241,260	302,035
Income taxes paid	1,377,753	2,462,106

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	8,065,674	8,301,695
Facilities purchase liabilities	1,497,767	2,308,790
Asset retirement obligation	45,169	31,980

Fourth Quarter FY2016 Consolidated Financial Results (3 months)

The following tables are highlight data of fourth quarter FY2016 (3 months) consolidated financial results (unaudited, for the three months ended March 31, 2017).

Operating Results Summary
	4Q15	4Q16	YoY % Change
	JPY millions	JPY millions
Total Revenues:	41,266	44,187	7.1
Network Services	21,080	24,515	16.3
Systems Integration (SI)	18,267	17,891	(2.1)
Equipment Sales	910	787	(13.6)
ATM Operation Business	1,009	994	(1.4)
Cost of Revenues:	34,405	36,770	6.9
Network Services	17,161	20,113	17.2
Systems Integration (SI)	15,771	15,348	(2.7)
Equipment Sales	844	711	(15.7)
ATM Operation Business	629	598	(4.9)
SG&A Expenses and R&D	4,794	5,438	(13.4)
Operating Income	2,067	1,979	(4.3)
Income before Income Tax Expense	2,016	1,994	(1.1)
Net Income attributable to IIJ	1,465	1,256	(14.3)

Network Service Revenue Breakdown
	4Q15	4Q16	YoY % Change
	JPY millions	JPY millions
Internet Connectivity Service (Enterprise)	4,727	6,173	30.6
IP Service*1	2,453	2,438	(0.6)
IIJ FiberAccess/F and IIJ DSL/F	768	763	(0.6)
IIJ Mobile Service	1,440	2,915	(102.4)
IIJ Mobile MVNO Platform Service*2	780	2,083	167.2
Others	66	57	(14.3)
Internet Connectivity Service (Consumer)	4,548	5,832	28.2
IIJ	3,952	5,344	35.2
IIJmio Mobile Service*3	3,406	4,672	37.2
hi-ho	596	488	(18.2)
WAN Services	6,350	6,612	4.1
Outsourcing Services	5,455	5,899	8.1
Network Services Revenues	21,080	24,515	16.3
*1 IP service revenues include revenues from the data center connectivity service.
*2 From 1Q16, the revenue from “IIJ Mobile MVNO Platform Service”, which is included in “IIJ Mobile service (Enterprise), ” is disclosed. “IIJ Mobile MVNO Platform Service” provides MVNO platform to our MVNE clients.
*3 From 1Q16, the revenue from “IIJmio Mobile Service” (formerly known as ”IIJmio High Speed Mobile Service” until September 30, 2016), which is included in “Internet connectivity services (Consumer)” provided by IIJ, is disclosed.

Reconciliation of Non-GAAP Financial Measures (4th Quarter FY2016 (3 months))

The following table summarizes the reconciliation of adjusted EBITDA to net income in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	4Q15	4Q16
	JPY millions	JPY millions
Adjusted EBITDA	4,706	4,948
Depreciation and Amortization	(2,628)	(2,888)
Impairment loss on other intangible assets	(11)	(81)
Operating Income	2,067	1,979
Other Income	(51)	15
Income Tax Expense	487	759
Equity in Net Income of Equity Method Investees	(27)	61
Net income	1,502	1,296
Less: Net income attributable to noncontrolling interests	(37)	(39)
Net Income attributable to IIJ	1,465	1,257

The following table summarizes the reconciliation of capital expenditures to the purchase of property and equipment in our consolidated statements of cash flows that are prepared and presented in accordance with U.S. GAAP.

CAPEX
	4Q15	4Q16
	JPY millions	JPY millions
CAPEX, including capital leases	2,601	4,273
Acquisition of Assets by Entering into Capital Leases	2,361	2,459
Purchase of Property and Equipment	240	1,814

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income and Quarterly Consolidated Statements of Comprehensive Income (Unaudited)
(Three Months ended March 31, 2016 and March 31, 2017)

	Three Months Ended	Three Months Ended
	March 31, 2016	March 31, 2017
	Thousands of JPY	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (enterprise)	4,726,723	6,172,534
Internet connectivity services (consumer)	4,547,691	5,832,016
WAN services	6,350,368	6,611,961
Outsourcing services	5,455,425	5,898,789
Total	21,080,207	24,515,300
Systems integration:
Systems construction	9,597,461	8,652,946
Systems operation and maintenance	8,669,512	9,237,719
Total	18,266,973	17,890,665
Equipment sales	910,525	786,800
ATM operation business	1,008,732	994,342
Total revenues	41,266,437	44,187,107
COST AND EXPENSES:
Cost of network services	17,161,110	20,113,321
Cost of systems integration	15,771,218	15,348,322
Cost of equipment sales	843,626	710,907
Cost of ATM operation business	628,697	597,775
Total costs	34,404,651	36,770,325
Sales and marketing	2,746,697	3,039,453
General and administrative	1,938,658	2,286,433
Research and development	109,320	111,908
Total costs and expenses	39,199,326	42,208,119
OPERATING INCOME	2,067,111	1,978,988
OTHER INCOME (EXPENSE):
Dividend income	4,806	11,231
Interest income	12,216	8,478
Interest expense	(70,295)	(85,481)
Foreign exchange gain (loss), net	(59,997)	(22,044)
Net gain on sales of other investments	-	2,708
Loss on sales of stocks of an affiliate	-	(12,070)
Impairment of other investments	(14,729)	-
Other—net	76,582	112,320
Other income —net	(51,417)	15,142
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	2,015,694	1,994,130
INCOME TAX EXPENSE	486,595	759,028
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	(26,604)	60,547
NET INCOME	1,502,495	1,295,649
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(37,036)	(39,400)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	1,465,459	1,256,249

	Three Months Ended	Three Months Ended
	March 31, 2016	March 31, 2017
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	45,952,691	45,060,491
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	46,053,964	45,192,000
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	91,905,382	90,120,982
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	92,107,928	90,384,000
BASIC NET INCOME PER SHARE (JPY)	31.89	27.88
DILUTED NET INCOME PER SHARE (JPY)	31.82	27.80
BASIC NET INCOME PER ADS EQUIVALENT (JPY)	15.95	13.94
DILUTED NET INCOME PER ADS EQUIVALENT (JPY)	15.91	13.90

Quarterly Consolidated Statements of Comprehensive Income (Unaudited)
	Three Months Ended	Three Months Ended
	March 31, 2016	March 31, 2017
	Thousands of JPY	Thousands of JPY
NET INCOME	1,502,495	1,295,649
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Foreign currency translation adjustments	6,892	274,048
Unrealized holding gain (loss) on securities	(190,829)	359,360
Defined benefit pension plans	(393,172)	193,168
TOTAL COMPREHENSIVE INCOME	925,386	2,122,225
LESS: COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(37,036)	(39,400)
COMPREHENSIVE INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	888,350	2,082,825

Internet Initiative Japan Inc.
Consolidated Statements of Cash Flows (Unaudited)
(Three Months ended March 31, 2016 and March 31, 2017)

	Three Months Ended	Three Months Ended
	March 31, 2016	March 31, 2017
	Thousands of JPY	Thousands of JPY
OPERATING ACTIVITIES:
Net income	1,502,495	1,295,649
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,627,787	2,887,608
Impairment loss on other intangible assets	11,000	81,000
Provision for retirement and pension costs, less payments	59,257	63,902
Provision for allowance for doubtful accounts	21,715	48,311
Gain on sales of property and equipment	(247)	(16,399)
Loss on disposal of property and equipment	28,824	116,490
Net gain on sales of other investments	-	(2,708)
Impairment of other investments	14,729	-
Loss on sales of stocks of an affiliate	-	12,070
Foreign exchange loss (gain), net	(27,609)	18,429
Equity in net income of equity method investees, less dividends received	34,172	(60,547)
Deferred income tax expense	(59,126)	(444,078)
Other	368	7,049
Changes in operating assets and liabilities:
Increase in accounts receivable	(3,551,160)	(3,687,105)
Decrease in net investment in sales-type lease — noncurrent	115,610	92,140
Decrease in inventories	728,773	786,260
Decrease (increase) in prepaid expenses	607,225	(405,326)
Decrease (increase) in other current and noncurrent assets	(188,304)	1,216,437
Increase in accounts payable	1,925,649	667,465
Increase in income taxes payable	568,914	764,551
Decrease in accrued expenses	(261,171)	(186,236)
Increase in deferred income—current	12,951	1,117,832
Increase in deferred income—noncurrent	377,286	302,112
Decrease in other current and noncurrent liabilities	(308,707)	(1,714,893)
Net cash provided by operating activities	4,240,431	2,960,013
INVESTING ACTIVITIES:
Purchase of property and equipment	(2,444,362)	(2,683,903)
Proceeds from sales of property and equipment	1,481,371	827,010
Purchase of other investments	(102,381)	(94,416)
Investment in an equity method investee	(298,192)	-
Proceeds from sales of other investments	4,229	5,140
Payments of guarantee deposits	(326,873)	(33,243)
Refund of guarantee deposits	12,527	4,298
Payments for refundable insurance policies	(14,090)	(14,091)
Other	(55,351)	2,000
Net cash used in investing activities	(1,743,122)	(1,987,205)
	Three Months Ended	Three Months Ended
	March 31, 2016	March 31, 2017
	Thousands of JPY	Thousands of JPY
FINANCING ACTIVITIES:
Principal payments under capital leases	(1,154,338)	(1,284,643)
Proceeds from other noncurrent liabilities	-	1,498,306
Repayments of other noncurrent liabilities	-	(30,122)
Payments for purchase of treasury stock	-	(522,607)
Net cash used in financing activities	(1,154,338)	(339,066)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(7,614)	58,631

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,335,357	692,373
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	18,233,738	21,266,218
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	19,569,095	21,958,591

Note: The following information is provided to disclose Internet Initiative Japan Inc. ("IIJ") financial results (unaudited) for the fiscal year ended March 31, 2017 (“FY2016”) in the form defined by the Tokyo Stock Exchange.

Consolidated Financial Results for the Fiscal Year Ended March 31, 2017
[Under accounting principles generally accepted in the United States ("U.S. GAAP")]

May 15, 2017

Company name: Internet Initiative Japan Inc.
Exchange listed: Tokyo Stock Exchange First Section
Stock code number: 3774
URL: http://www.iij.ad.jp/
Representative: Eijiro Katsu, President and Representative Director
Contact: Akihisa Watai, Managing Director and CFO
TEL: (03) 5205-6500
Scheduled date for annual general shareholder’s meeting: June 28, 2017
Scheduled date for dividend payment: June 29, 2017
Scheduled date for filing of annual report (Yuka-shoken-houkokusho) to Japan’s regulatory organization: June 30, 2017
Supplemental material on annual results: Yes
Presentation on quarterly report: Yes (for institutional investors and analysts)

(Amounts of less than JPY one million are rounded)

1. Consolidated Financial Results for the Fiscal Year Ended March 31, 2017
(April 1, 2016 to March 31, 2017)

(1) Consolidated Results of Operations					(% shown is YoY change)
	Total revenues		Operating income		Income before income tax expense		Net income attributable to IIJ
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%
Fiscal year ended March 31, 2017	157,789	12.2	5,134	(16.4)	5,427	(12.4)	3,167	(21.6)
Fiscal year ended March 31, 2016	140,648	14.3	6,140	21.0	6,193	20.5	4,038	21.6

(Note1) Total comprehensive income attributable to IIJ
Fiscal year ended March 31, 2017: JPY4,470 million (up 35.6% YoY)
Fiscal year ended March 31, 2016: JPY3,296 million (down 7.1% YoY)
(Note2) Income before income tax expense represents income from operations before income tax expense and equity in net income in equity method investees, respectively, in IIJ's consolidated financial statements.

	Basic net income attributable to IIJ per share	Diluted net income attributable to IIJ per share	Net income attributable to IIJ to total shareholders' equity	Income before income tax expense to total assets	Total revenues operating margin ratio
	JPY	JPY	%	%	%
Fiscal year ended March 31, 2017	69.36	69.18	4.8	4.3	3.3
Fiscal year ended March 31, 2016	87.88	87.71	6.3	5.5	4.4

(Reference) Equity in net income of equity method investees
Fiscal year ended March 31, 2017: JPY130 million
Fiscal year ended March 31, 2016: JPY180 million

(2) Consolidated Financial Position
	Total assets	Total equity	Total IIJ shareholders' equity	Total IIJ shareholders' equity to total assets	Total IIJ shareholders’ equity per share
	JPY millions	JPY millions	JPY millions	%
As of March 31, 2017	137,395	67,380	66,742	48.6	1,481.16
As of March 31, 2016	117,835	65,344	64,845	55.0	1,411.13

(3) Consolidated Cash Flow
	Operating activities	Investing activities	Financing activities	Cash and cash equivalents (end of the period)
	JPY millions	JPY millions	JPY millions	JPY millions
Fiscal year ended March 31, 2017	7,368	(7,376)	2,492	21,959
Fiscal year ended March 31, 2016	12,052	(8,377)	(5,201)	19,569

2. Dividends

	Dividend per Shares					Total cash dividends for the year	Payout Ratio (consolidated)	Ratio of Dividends to Shareholder's Equity (consolidated)
	1Q-end	2Q-end	3Q-end	Year-end	Total
	JPY	JPY	JPY	JPY	JPY	JPY millions	%	%
Fiscal Year Ended March 31, 2016	-	11.00	-	11.00	22.00	1,011	25.0	1.6
Fiscal Year Ended March 31, 2017	-	13.50	-	13.50	27.00	1,229	38.9	1.9
Fiscal Year Ending March 31, 2018 (forecast)	-	13.50	-	13.50	27.00		30.4

(Note) Change from the latest released dividend forecasts: No.

3. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2018

(April 1, 2017 through March 31, 2018)									(% shown is YoY change)
	Total Revenues		Operating Income		Income before Income Tax Expense (Benefit)		Net Income attributable to IIJ		Basic Net Income attributable to IIJ per Share
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%	JPY
Interim Period Ending September 30, 2017	82,400	11.2	2,000	2.7	2,000	(5.0)	1,100	(0.7)	24.41
Fiscal Year Ending March 31, 2018	176,000	11.5	6,500	26.6	6,500	19.8	4,000	26.3	88.77

(Note1) Changes from the latest forecasts released: No

* Notes

  Changes in significant subsidiaries for the fiscal year ended March 31, 2017
  (Changes in significant subsidiaries for the fiscal year ended March 31, 2017 which resulted in changes in scope of consolidation): None
  Changes in significant accounting and reporting policies for the consolidated financial statements
  1) Changes due to the revision of accounting standards: No
  2) Others: No
  Number of shares outstanding (shares of common stock)
  1) The number of shares outstanding (inclusive of treasury stock):
   As of March 31, 2017: 46,711,400 shares
   As of March 31, 2016: 46,711,400 shares
  2) The number of treasury stock:
   As of March 31, 2017: 1,650,909 shares
   As of March 31, 2016: 758,709 shares
  3) The weighted average number of shares outstanding:
   For the fiscal year ended March 31, 2017: 45,652,981 shares
   For the fiscal year ended March 31, 2016: 45,950,098 shares

[English Translation]

May 15, 2017

Company name: Internet Initiative Japan Inc.

Company representative: Eijiro Katsu, President and Representative Director
(Stock Code Number: 3774 The First Section of the Tokyo Stock Exchange)

Contact: Akihisa Watai, Managing Director and CFO
TEL: 81-3-5205-6500

Information Pertaining to Our Largest Shareholder

1. About Our Largest Shareholder (As of March 31, 2017)

Name	Relationship	Its Ownership Percentage (%)			Securities Exchanges where its Shares are Listed (*)
		Direct ownership	Indirect ownership	Total
Nippon Telegraph and Telephone Corporation (“NTT”)	IIJ is NTT's affiliate company	22.4	4.5	26.9	Tokyo Stock Exchange (First Section) New York Stock Exchange
* NTT delisted its American Depositary Receipts from the New York Stock Exchange as of April 3, 2017, as announced.

2. Position of the Listed Company (IIJ) within NTT Group and other relationships

The ownership percentage by NTT, which is IIJ's largest shareholder, was 26.9% as of March 31, 2017, including its indirect ownership. However, IIJ's business activities are not affected by NTT's ownership in IIJ and IIJ is maintaining its management independence.

3. Business Relationship with NTT Group

IIJ uses services provided by Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation for a significant portion of IIJ’s access circuits, services provided by NTT Communications Corporation for a significant portion of IIJ’s domestic and international backbone circuits, and services provided by NTT DOCOMO, INC for a significant portion of IIJ’s mobile infrastructure, to provide Internet connectivity and other services to IIJ’s customers. IIJ also leases a part of Internet data center facilities from NTT Group companies to provide Internet data center services. The aggregate amount paid to for these services was JPY23,005 million for the fiscal year ended March 31, 2017.

4. Policy Concerning Measures to Protect Minority Shareholders in Transactions with NTT Group

Business transactions with the NTT Group are within the scope of normal business practices and there is no special contract made in relation to the investment by NTT Group.

Internet Initiative Japan Inc.
E-mail: ir@iij.ad.jp Tel: +81-3-5205-6500
URL: http://www.iij.ad.jp/en/ir

For inquiries, contact:

IIJ Investor Relations
Tel: +81-3-5205-6500 E-mail: ir@iij.ad.jp URL: http://www.iij.ad.jp/en/ir